Exhibit 99.4

Oasmia Pharmaceutical AB Announces an Additional and Partial Exercise of Over-Allotment

NEW YORK, NY –November 5, 2015 – Oasmia Pharmaceutical AB (NASDAQ: OASM), is a specialty pharmaceutical company focused on innovative treatments within human and animal oncology (“Oasmia” or the “Company”). Oasmia’s product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents.

Oasmia previously announced the closing of a U.S. underwritten public offering of American Depositary Shares, or ADSs, and one warrant to purchase such ADSs for each two ADSs sold in the offering, at an offering price of $4.06 per ADS and $0.0025 per warrant. Each ADS represents three of Oasmia’s ordinary shares. The Company received gross proceeds of approximately $9.5 million from the initial securities sold in this offering, before deducting underwriting discounts, commissions and other related expenses. The Company granted the underwriters a 45-day option to purchase up to (i) 350,880 additional ADSs and/or (ii) additional warrants to purchase up to 175,440 ADSs to cover over-allotments. The underwriters exercised an option to purchase 111,150 such additional warrants, which transaction closed on October 28, 2015.

Oasmia today announced the closing of an additional and partial exercise of the over-allotment option granted to the underwriters. The underwriters purchased 222,300 additional ADSs at a public offering price of $4.06 per ADS, representing 666,900 ordinary shares. This partial exercise of the over-allotment option brought the aggregate gross proceeds from the offering to approximately $10.4 million, before deducting underwriting discounts and commissions and other related expenses.

The ADSs began trading on The NASDAQ Capital Market under the symbol “OASM” on October 23, 2015.

Rodman & Renshaw, a unit of H.C. Wainwright & Co. and Joseph Gunnar & Co., LLC acted as joint book-running managers in this offering.

The securities described herein were sold pursuant to a registration statement on Form F-1 relating to this offering filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC as of October 22, 2015. The offering of these securities will be made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the offering may be obtained from Oasmia, with an address of Vallongatan 1, Telephone: +46 18 50 54 40, Facsimile: +46 18 51 08 73 or by Emailing: info@oasmia.com. In addition, the registration statement, including the prospectus, is available to the public at www.sec.gov or www.oasmia.com. In addition, you may contact Rodman & Renshaw, a unit of H.C. Wainwright & Co., 430 Park Avenue, 4th Floor, New York, NY 10022, email: placements@hcwco.com and Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com.

Sichenzia Ross Friedman Ference LLP acted as U.S. legal counsel to Oasmia, and McGuireWoods LLP acted as legal counsel to the underwriters.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM) and the Frankfurt Stock Exchange (OMAX, ISIN SE0000722365).

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as "anticipate," "believe," "forecast," "estimate" and "intend," among others. These forward-looking statements are based on Oasmia’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, substantial competition; our ability to continue as a going concern; our need for additional financing; uncertainties of patent protection and litigation; uncertainties of government or third party payer reimbursement; limited sales and marketing efforts and dependence upon third parties; and risks related to failure to obtain FDA clearances or approvals and noncompliance with FDA regulations. As with any pharmaceutical under development, there are significant risks in the development, regulatory approval and commercialization of new products. Oasmia does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 21, 2015 and future reports filed with the SEC. All of the Company's forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

For more information, please contact:

Julian Aleksov, Executive Chairman,

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Anders Lundin, Chief Financial Officer

Mobile: +46 70 20 96 300

E-mail: anders.lundin@oasmia.com

Eric Fischgrund

FischTank Marketing and PR

E-mail: eric@fischtankpr.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 8.20, CET on November 5, 2015.”

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